BB 3/11

CM 3/22

SEC 04003486 S OMMISSION 549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED MAR 1 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 46616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PFIC Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Crescent Centre Drive Suite 400
(No. and Street)

Franklin	TN	37067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxey L. Sanders — 615-309-3446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEDPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

50 North Front St. Suite 1000	Memphis	TN	3810
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maxey L. Sanders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFIC Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Maxey L. Sanders
Signature

Vice-President
Financial & Operations Principal
Title

Deborah L. Moore 2/27/04
Notary Public
Commission expires 10/31/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFIC SECURITIES CORPORATION

(a wholly-owned subsidiary of PFIC Corporation)

Financial Statements and Supplementary Information
December 31, 2003

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Table of Contents

Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1000 Morgan-Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Auditors

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In our opinion, based on our audit and the report of other auditors, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"), which statements reflect total assets of $510,195,642 as of December 31, 2003, and total revenues of $163,943,152 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for Vining-Sparks, is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 5,759,095
Marketable securities, at market value	32,878
Commissions receivable, net of allowance for doubtful accounts of $11,227	801,739
Distribution receivable from Vining-Sparks (Note 8)	444,711
Accounts receivable from affiliates	230,954
Investment in Vining-Sparks (Note 8)	12,340,249
Furniture, fixtures and equipment, net of accumulated depreciation of $163,922	81,228
Restricted cash	62,556
Deposits with clearing organizations	52,608
Prepaid expenses and other assets	200,288
Total assets	$20,006,306
Liabilities and Stockholder's Equity	
Commissions payable to outside financial institutions	$ 168,918
Accrued expenses and other liabilities	823,925
Payable to broker-dealer	146,103
Total liabilities	1,138,946
Commitments and contingencies (Note 7)	-
Stockholder's equity:	
Capital stock (100,000 shares authorized, no par value; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	18,938,891
Accumulated deficit	(72,531)
Total stockholder's equity	18,867,360
Total liabilities and stockholder's equity	$20,006,306

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Income
For the Year Ended December 31, 2003

Income	
Commissions	$ 18,452,292
Other	320,418
Total income	18,772,710
Expenses	
General and administrative	5,196,490
Employee compensation and benefits	8,983,247
Commissions to outside financial institutions	3,203,833
Brokerage clearing fee expense	913,331
Registration Fees	415,415
Total expenses	18,712,316
Income before equity in earnings of Vining-Sparks	60,394
Equity in earnings of Vining-Sparks	7,574,015
Income before income tax expense	7,634,409
Income tax expense	3,052,598
Net income	$ 4,581,811

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2003	$ 1,000	$ 18,938,891	$ (4,654,342)	$ 14,285,549
Net income			4,581,811	4,581,811
Balance at December 31, 2003	$ 1,000	$ 18,938,891	$ (72,531)	$ 18,867,360

The accompanying notes are an integral part of the financial statements.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 4,581,811
Adjustments to reconcile net income to net cash used by operating activities:	
Equity in earnings of Vining-Sparks	(7,574,015)
Depreciation of furniture, fixtures and equipment	57,983
Changes in assets and liabilities:	
Decrease in marketable securities, at market value	89,454
Increase in commissions receivable	(77,546)
Increase in accounts receivable from affiliate	(145,355)
Decrease in deposits with clearing organizations	10,126
Increase in restricted cash	(62,556)
Increase in prepaid expenses and other assets	(9,301)
Decrease in commissions payable to outside financial institutions	(229,207)
Decrease in accrued expenses	(332,879)
Decrease in due to affiliate	(267,283)
Decrease in payable to broker-dealer	(271,386)
Net cash used by operating activities	(4,230,154)
Cash flows from investing activities:	
Settlement of intangible asset with affiliate	338,867
Cash distributions from Vining-Sparks	6,875,416
Net cash provided by investing activities	7,214,283
Net increase in cash and cash equivalents	2,984,129
Cash and cash equivalents, at beginning of year	2,774,966
Cash and cash equivalents, at end of year	$ 5,759,095
Supplemental cash flow disclosures:	
Cash paid to UPC for income tax expense	$ 3,167,176

The accompanying notes are an integral part of the financial statements.

Note 1 - Organization and Nature of Business

PFIC Securities Corporation (the "Company") is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of PFIC Corporation (the "Parent"), which is wholly-owned by Union Planters Bank, National Association ("UPB"). UPB is an indirectly wholly-owned subsidiary of Union Planters Corporation ("UPC").

The Company is an introducing broker-dealer offering a wide range of investment products to retail customers. The Company accepts customer orders, but clears transactions through another brokerage firm (clearing broker) on a fully disclosed basis. The clearing broker processes and settles the customer transactions for the Company. The commissions and other add-on fees earned from the transactions are divided between the Company and the clearing broker in accordance with contractual terms. The Company has percentage lease contracts with various banks and other financial institutions for distribution of security products.

The Company is registered with the Securities and Exchange Commission (the "SEC" or the "Commission"), the National Association of Securities Dealers, Inc. (the "NASD") and the Municipal Securities Rulemaking Board.

Note 2 - Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and general practices within the broker-dealer industry. The following is a summary of the more significant accounting policies of the Company.

Principles of Consolidation. The equity method of accounting is used for all investments in which the Company has significant influence (see Note 8).

Cash and Cash Equivalents. The Company considers all demand deposits and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities. Marketable securities arise from customer trading errors and are valued at market value. The cost of securities sold is determined using the specific identification method and realized gains and losses are reflected in income.

Income Recognition. Commission revenues and related clearing expenses are recorded by the Company on a settlement date basis. The amounts recorded approximate the amounts that would be recorded on a trade date basis. Commission income received by the Company is recorded gross, and the amount of clearing broker fees are recorded as expenses in the accompanying statement of income. The Company records its commission liability to financial institutions on a contractual percentage of the gross commission earned.

Management Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. The Company files a consolidated return with UPC for federal income tax purposes under tax sharing agreements. For state income tax purposes, the Company files either a consolidated return with UPC or a separate return, depending upon individual state requirements. Income tax expense/benefit is calculated herein at the statutory rate on a separate company basis. The Company records deferred taxes resulting from the recognition of certain transactions in different periods for tax and book reporting purposes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

Furniture, Fixtures and Equipment. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided for financial statement purposes using the straight-line method based on estimated useful lives of three to ten years for furniture and equipment.

Statement of Changes in Subordinated Liabilities. The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed at December 31, 2003 or during the year then ended.

New Accounting Standards. In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and became effective for contracts entered into or modified after June 30, 2003. PFIC adopted this standard on July 1, 2003. The adoption did not have a material effect on the Company's financial condition, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments, including some previously classified as equity, as a liability (or an asset in some circumstances). These include:

- A financial instrument in the form of shares that is mandatorily redeemable.
- A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets.
- A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

    a. A fixed monetary amount known at inception, for example, a payable which may be settled with a variable number of the issuer's equity shares;

    b. Variations in something other than the fair value of the issuer's equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer's equity shares; and

c. Variations inversely related to changes in the fair value of the issuer's equity shares, for example, a written put option that could be net share settled.

This standard became effective for financial instruments entered into or modified after May 31, 2003, and otherwise, in the case of PFIC, on July 1, 2003. The adoption did not have a material impact on the Company's financial condition, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, An Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB interpretation No. 34.* FIN No. 45 requires that upon issuance of certain guarantees, the guarantor must recognize a liability for the fair value of the obligation assumed under the guarantee. Fair value at the issuance of the guarantee includes the premium received by the guarantor or, if the guarantee is part of a transaction with multiple elements, the amount that would be required by the guarantor to issue the same guarantee in a stand-alone, arms length transaction. The Company adopted this Standard on December 31, 2002. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.* The Company adopted FIN No. 46 on July 31, 2003. The adoption did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2003, the FASB issued a revision of FIN 46 ("FIN 46(R)") which replaced the Interpretation issued in January 2003. The revised Interpretation clarifies some of the provisions of FIN 46 and provides additional exemptions for certain entities. The provisions of FIN 46(R) are required to be adopted for periods ending after March 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on the company's financial condition, results of operations or cash flows.

Note 3 – Related Party Transactions

Certain expenses included in employee compensation and benefits and general and administrative expenses are charged by UPC to the Parent, which allocates a proportional share to the Company. During 2003, the Parent allocated approximately $12.9 million to the Company in connection with these expenses.

Net expenses of $1.8 million for 2003 were reimbursed by UPC affiliate banks in accordance with previously established written agreements and are reported in employee compensation and benefits and general and administrative expense. This amount relates to the net of allocated revenue of $11.1 million and allocated expenses of $12.9 million associated with the administration of brokerage services at the UPC affiliate bank level.

An affiliate of UPC acquired an intangible asset from the Company in 2003 for $338,867.

Employees of the Company are also eligible to participate in UPC sponsored employee benefit plans.

Note 4 - Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the Commission's "Uniform Net Capital Rule" ("Rule 15c3-1") which requires that a broker-dealer's aggregate indebtedness, as defined,

shall not exceed 15 times net capital. The minimum net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds 10 times its net capital as defined under Rule 15c3-1.

At December 31, 2003, the Company's net capital was $5,345,626, which exceeded the minimum net capital requirement of $100,000 by $5,245,626. The Company's ratio of aggregate indebtedness to net capital was .21 to 1 at December 31, 2003.

The Company qualifies and operates under the exemptive provisions of Rule 15c3-3 as all customer accounts and customer securities are carried and maintained by a clearing broker through which the Company clears all transactions with and for customers.

Note 5 - Commissions Receivable

Commissions receivable includes transaction fees due to the Company from mutual fund investment companies, variable annuity insurance contracts and the clearing broker, net of an allowance for doubtful accounts of $11,227. Management evaluates these amounts and provides an allowance for doubtful accounts for amounts outstanding over 60 days.

Note 6 – Income Taxes

The components of income tax expense are as follows:

Current tax expense	
Federal	$ 2,401,912
State	664,868
Total current tax expense	3,066,780
Deferred tax expense (benefit)	
Federal	144,833
State	(159,015)
Total deferred tax (benefit)	(14,182)
Total income tax expense	$ 3,052,598

The Company's effective tax rate differs from the statutory rate as follows:

Federal tax expense at statutory rate	$ 2,532,013
State income tax expense (net of federal benefit)	505,853
Meals and entertainment	14,732
	$ 3,052,598

The only significant deferred tax asset is from the transfer of the Vining-Sparks ownership interest (see Note 8) in the amount of $523,291, which has been netted in accounts receivable from affiliates at

December 31, 2003.

Note 7 – Commitments and Contingencies

The Company is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with other broker-dealers. The Company promptly transmits all customer funds and securities to such clearing broker-dealers.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the Company will sell out, or buy in at then current market prices, as appropriate, the customer's account so as to bring it into compliance with applicable margin or maintenance requirements.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is party to various legal proceedings that have arisen in the ordinary course of business, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously estimated amounts. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Company's financial position, results of operations nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings. At December 31, 2003, the Company has reserves related to pending litigation, which totaled $98,670. Management believes this amount to be adequate.

Note 8 – Investment in Vining-Sparks

On September 21, 2000, the Company received, as a capital contribution from the Parent, a 27.4% limited partnership ownership interest in Vining-Sparks IBG, Limited Partnership ("Vining-Sparks"). The Company obtained authorization from the NASD for the Parent to transfer the limited partnership ownership interest.

The transfer of interest does not impact or change the business of the Company in any way as it reflects an investment only. The Company has no supervisory or management responsibility nor is it involved in day to day management of Vining-Sparks. In addition, there is no change in the business or operation of Vining-Sparks as a result of the transfer. The transfer is reflected as an investment and a corresponding increase in capital for the Company and thereafter treated as a non-allowable asset for purposes of net capital computations.

The Company received cash distributions based on its equity interest in Vining-Sparks of $6,875,416 for the year ended December 31, 2003. Distributions receivable from Vining-Sparks totaling $444,711 at December 31, 2003 represent distributions declared in December 2003 and subsequently received in January 2004.

Summarized financial information for the year ended December 31, 2003 for Vining-Sparks was as follows:

	2003
Income statement information:	
Revenues	$ 163,943,152
Net income	27,642,387
Financial condition information:	
Total assets	510,195,642
Total liabilities	467,191,416
Total partnership equity	43,004,226

Note 9 – Subsequent Events

On January 23, 2004, the Companies indirect parent company, UPC and Regions Financial Corporation announced that they had signed a definitive merger agreement which is expected to be completed in mid-2004.

SUPPLEMENTARY INFORMATION REQUIRED
BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003 **Schedule I**

Computation of Net Capital

Total stockholder's equity	$ 18,867,360
Deductions and/or charges:	
Non-allowable assets:	
Aged receivables from broker-dealers and clearing organizations	63,800
Furniture, fixtures and equipment	81,228
Accounts receivable from affiliates	230,954
Distributions receivable from Vining-Sparks	444,711
Investment in Vining-Sparks	12,340,249
Central registry depository deposit account	2,608
Prepaid expenses and other assets	200,288
Total non-allowable assets	13,363,838
Other Charges:	
Fidelity bond deductible in excess of requirement	38,000
Total deductions	13,401,838
Net capital before haircuts on securities positions	5,465,522
Haircuts on trading and investment securities:	
Equity securities and mutual funds	(4,931)
Money market account	(114,965)
Net capital	$ 5,345,626

Computation of Aggregate Indebtedness

Items included in the statement of financial condition:	
Commissions payable to outside financial institutions	168,918
Accrued expenses, other liabilities and payable to broker-dealer	970,028
Deduction: Positions payable to broker-dealer	(32,878)
Aggregate indebtedness	$ 1,106,068

Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Excess net capital	$ 5,245,626
Ratio of aggregate indebtedness to net capital	.21 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part II FOCUS report filing as of the same date.

PFIC Securities Corporation
(a wholly-owned subsidiary of PFIC Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 **Schedule II**

The Company claims exemption under section (k)2(ii). The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis.

PricewaterhouseCoopers LLP
1000 Morgan-Keegan Tower
Fifty North Front Street
Memphis TN 38103
Telephone (901) 522 2000
Facsimile (901) 523 2045

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
PFIC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PFIC Securities Corporation (the "Company"), a wholly-owned subsidiary of PFIC Corporation, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Stockholder of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004